FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Three months ended June 30, 2013

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 2, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights – Three months ended June 30, 2013

Nomura reported net revenue of 431.3 billion yen, income before income taxes of 113.2 billion yen, and net income attributable to NHI shareholders of 65.9 billion yen for the three months ended June 30, 2013. Basic-Net income attributable to NHI shareholders per share was 17.78 yen and Diluted-Net income attributable to NHI shareholders per share was 17.24 yen. Annualized return on shareholders’ equity1 was 11.3%.

i.)	Financial Position

As of June 30, 2013, Nomura’s total capital ratio2 was 13.8% and its Tier 1 capital ratio2 was 11.9%. Nomura had total assets of 42.0 trillion yen, an increase of 4.0 trillion yen compared to March 31, 2013, primarily due to increase in Securities purchased under agreements to resell, Trading assets, and Securities borrowed. Total liabilities as of June 30, 2013 were 39.6 trillion yen, an increase of 3.9 trillion yen compared to March 31, 2013, primarily due to increases in Securities sold under agreements to repurchase, Trading liabilities, and Payables to other than customers. Total equity as of June 30, 2013 was 2,394.9 billion yen, an increase of 75.9 billion yen compared to March 31, 2013. Leverage ratio as of June 30, 2013 was 17.7 times and net leverage ratio3 was 10.6 times.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by four.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2013.

NHI has been assigned as saishu shitei oyagaisha (a “Final Designated Parent Company”) who must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No.130; “Capital Adequacy Notice on Final Designated Parent Company” hereinafter) in April 2011. Nomura calculates Basel III-based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company.

[3]

Net leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Net leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for the three months ended June 30, 2013 decreased by 9.0% from the same period in the prior year to 318.1 billion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of June 30, 2013, total NHI shareholders’ equity was 2,369.0 billion yen, which represented an increase of 74.6 billion yen compared to March 31, 2013.

Level 3 assets (net)4 were approximately 0.5 trillion yen as of June 30, 2013.

iv.)	Value at Risk

Value at risk5 as of June 30, 2013 was 6.6 billion yen, which represents a 29.4% increase compared to March 31, 2013.

v.)	Cash Dividends

	For the year ended March 31
	2013	2014	2014 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	2.00	—	Unconfirmed
At December 31	—	—	—
At March 31	6.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

vi.)	Number of Employees

As of June 30, 2013, Nomura had 28,251 employees globally (Japan: 16,565, Europe: 3,485, Americas: 2,240, Asia-Pacific (including Powai office in India): 5,961).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2013.

Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.

[5]	Value at risk is defined at 99% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

Three months ended June 30, 2013 - Business Highlights

Net revenue was 431.3 billion yen, an increase of 16.8% from the same period in the prior year. Non-interest expenses were 318.1 billion yen, a decrease of 9.0% compared to the same period in the prior year. Income before income taxes was 113.2 billion yen.

•	Net revenue in Retail was 166.3 billion yen, an increase of 101.1% from the same period in the prior year.

•

Net revenue in Asset Management was 20.2 billion yen, an increase of 22.9% compared to the same period in the prior year. Assets under management as of June 30, 2013 were 29.1 trillion yen, an increase of 1.2 trillion yen from 27.9 trillion yen as of March 31, 2013.

•	Net revenue in Wholesale was 194.6 billion yen, an increase of 59.7% compared to the same period in the prior year.

•	Nomura maintained Tier 1 capital ratio[6] of 11.9% as of June 30, 2013.

[6]	This ratio represents preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2013.

NHI has been assigned as a Final Designated Parent Company who must calculate the consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Nomura calculates Basel III-based consolidated regulatory capital adequacy ratio in accordance with the Capital Adequacy Notice on Final Designated Parent Company.

Business Segment Information

Retail

Net revenue for the three months ended June 30, 2013 was 166.3 billion yen, a 101.1% increase from the same period in the prior year primarily due to increased sales performance of equities and investment trusts as a result of active equity markets, particularly in Japan. Non-interest expenses increased by 20.9% to 85.2 billion yen. As a result, income before income taxes increased by 565.4% to 81.1 billion yen.

Retail client assets as of June 30, 2013 were 87.7 trillion yen, comprised of 50.5 trillion yen in equities, 6.2 trillion yen in foreign currency bonds, 12.4 trillion yen in domestic bonds including CBs and Warrants, 8.6 trillion yen in stock investment trusts, 5.3 trillion yen in bond investment trusts, 1.7 trillion yen in overseas mutual funds, and 3.0 trillion yen in other7.

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)
Net revenue	82.7	166.3	101.1
Non-interest expenses	70.5	85.2	20.9

Income (loss) before income taxes	12.2	81.1	565.4

Asset Management

Net revenue increased by 22.9% from the same period in the prior year to 20.2 billion yen. Non-interest expenses increased by 22.0% to 13.5 billion yen. As a result, income before income taxes increased by 24.6% to 6.7 billion yen. Assets under management were 29.1 trillion yen as of June 30, 2013, an increase of 1.2 trillion yen from March 31, 2013.

In addition, Nomura Asset Management’s share of public investment trust market in Japan as of June 30, 2013 was 22.5%8,9. Market share in Japan for public stock investment trusts was 18%8,9, while market share for public bond investment trusts was 42%8,9.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)
Net revenue	16.4	20.2	22.9
Non-interest expenses	11.0	13.5	22.0

Income (loss) before income taxes	5.4	6.7	24.6

[7]	Includes annuity insurance.
[8]	Nomura Asset Management Co., Ltd. only.
[9]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue increased by 59.7% from the same period in the prior year to 194.6 billion yen (97.6 billion yen from Fixed Income, 67.8 billion yen from Equities, and 29.3 billion yen from Investment Banking). The primary factor for the increase in net revenue was the improved performance of our equity business as well as an increase in the number of capital markets transactions as a result of active equity markets. Non-interest expenses increased by 29.9% to 169.4 billion yen. As a result, income before income taxes was 25.2 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)
Net revenue	121.9	194.6	59.7
Non-interest expenses	130.4	169.4	29.9

Income (loss) before income taxes	(8.6)	25.2	—

Other Operating Results

Net revenue was 43.0 billion yen. Loss before income taxes was 7.0 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)
Net revenue	154.6	43.0	(72.2)
Non-interest expenses	137.6	50.0	(63.7)

Income (loss) before income taxes	17.0	(7.0)	—

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)
Net revenue

Business segment information:
Retail	82,711	166,342	101.1
Asset Management	16,418	20,174	22.9
Wholesale	121,883	194,609	59.7

Subtotal	221,012	381,125	72.4
Other	154,567	43,032	(72.2)

Net revenue	375,579	424,157	12.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	7,164	—

Net revenue	369,254	431,321	16.8

Non-interest expenses

Business segment information:
Retail	70,523	85,237	20.9
Asset Management	11,048	13,483	22.0
Wholesale	130,434	169,372	29.9

Subtotal	212,005	268,092	26.5
Other	137,583	50,010	(63.7)

Non-interest expenses	349,588	318,102	(9.0)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	349,588	318,102	(9.0)

Income (loss) before income taxes

Business segment information:
Retail	12,188	81,105	565.4
Asset Management	5,370	6,691	24.6
Wholesale	(8,551)	25,237	—

Subtotal	9,007	113,033	—
Other *	16,984	(6,978)	—

Income (loss) before income taxes	25,991	106,055	308.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	7,164	—

Income (loss) before income taxes	19,666	113,219	475.7

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)
Net gain (loss) related to economic hedging transactions	(1,231)	7,373	—
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	688	—
Equity in earnings of affiliates	1,273	5,343	319.7
Corporate items	6,624	(12,344)	—
Other	11,054	(8,038)	—

Total	16,984	(6,978)	—

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges of Nomura for the three months ended June 30, 2013, in accordance with U.S. GAAP.

Millions of yen

For the three months ended June 30, 2013
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥105,314
Add: Fixed charges	73,948
Distributed income of equity investees	3,815

Earnings as defined	¥183,077

Fixed charges	¥73,948
Ratio of earnings to fixed charges[10]	2.5

[10]

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

Disclaimers

•	This document is produced by Nomura. Copyright 2013 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended June 30, 2013.